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Weinberg Medical Physics LLC

Irving Weinberg · 3rd

President at Weinberg Medical Physics Inc

Bethesda, Maryland · 446 connections · **Contact info**

Experience

President
Weinberg Medical Physics LLC

President
Weinberg Medical Physics LLC
2008 – Present · 11 yrs

Skills & Endorsements

Medical Imaging · 30

 Endorsed by **Isaac Fram and 5 others** who are highly skilled at this

Endorsed by **3 of Irving's colleagues** at **Weinberg Medical Physics LLC**

Medical Devices · 28

 Endorsed by **Isaac Fram and 5 others** who are highly skilled at this

Endorsed by **3 of Irving's colleagues** at **Weinberg Medical Physics LLC**

Biomedical Engineering · 20

 Endorsed by **Bradley Patt and 1 other** who is highly skilled at this

Endorsed by **3 of Irving's colleagues** at **Weinberg Medical Physics LLC**

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Recommendations

Received (0)   **Given (1)**

 **Ashish Agarwal**
Techno- Commercial Due - Diligence & Interim Management / New Market Access - ROW & EU.
November 21, 2010, Irving was a client of Ashish's

He is highly skilled in health science and biotech startups and establishing business relationships in South Asia. He is a tireless and unflagging worker who gets the task done, no matter how challenging.

Interests

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